File No. 812-15021

As filed with the Securities and Exchange Commission on September 5, 2019.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

BLACKSTONE ALTERNATIVE ALPHA FUND

BLACKSTONE ALTERNATIVE ALPHA FUND II

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Please send all communications, notices and orders regarding this Application to:

James Hannigan

Blackstone Alternative Investment Advisors LLC

345 Park Avenue, 28th Floor

New York, NY 10154

(212) 583-5000

With a copy to:

Rajib Chanda

Ryan Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

This Application (including exhibits) consists of 32 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

BLACKSTONE ALTERNATIVE ALPHA FUND

BLACKSTONE ALTERNATIVE ALPHA FUND II

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS
345 Park Avenue, 28th Floor New York, NY 10154
File No. 812-15021

I. STATEMENT OF FACTS

Each investment company listed in Exhibit A-1 to this Application (each a “Company” and collectively, the “Companies”), each a registered management investment company, on its own behalf and, for each open-end investment company, on behalf of its respective underlying series or accounts (collectively, “series”), and any registered open-end or closed-end management investment company, or series thereof, that may be advised by an Adviser (as defined below), together with Blackstone Alternative Asset Management L.P. (“BAAM”) and Blackstone Alternative Investment Advisors LLC (“BAIA”), hereby submit this Application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). Each of the Companies, BAAM and BAIA are referred to herein as an “Applicant,” and collectively, the “Applicants.” The Applicants request that the order apply to the Applicants and to any existing or future registered open-end or closed-end management investment company, or series thereof, for which BAAM or BAIA or any successor1 thereto or an investment adviser controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with BAAM or BAIA or any successor thereto serves as investment adviser (each such investment adviser entity being included in the term “Adviser,” and each such investment company, or series thereof, a “Fund,” and collectively the “Funds”).2 Certain of the Funds may be money market funds that comply with Rule 2a-7 under the 1940 Act (each, a “Money Market Fund,” and collectively, the “Money Market Funds” and they are included in the term “Funds”).3 All entities that currently intend to rely on the requested order have been named as Applicants and any other entity that relies on the requested order in the future will comply with the terms and conditions of the Application.

II. INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[1]	For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

Certain of the Funds may be closed-end management investment companies registered under the 1940 Act. Although such closed-end Funds are applying for relief hereunder, they will not participate as borrowers. Any general references to the “Funds” throughout this Application, as the references relate to borrowing under the InterFund Program (as defined below), do not apply to closed-end Funds.

[3]

None of the existing Funds is a Money Market Fund, but if Money Market Funds rely on this relief in the future, they typically will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions.

III. BACKGROUND

A.	The Applicants

Each Company, as listed and defined on Exhibit A-1, is organized as a Massachusetts business trust (future Companies may be organized in other U.S. jurisdictions). BAIF is registered with the Commission under the 1940 Act as an open-end management investment company. Each of BAAF, BAAF II and BAAF Master is registered with the Commission under the 1940 Act as a closed-end management investment company. Each Fund has its own distinct investment objectives, policies and restrictions. Each Company has a Board of Trustees (each a “Board,” and referred to herein collectively as the “Boards”). BAIF has issued one or more series, each such series and any future series deemed to be a Fund. The Board of BAIF has the authority to create additional series and may do so from time-to-time. Each Fund (except BAAF Master) offers its shares pursuant to an effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”). BAAF Master is not, and any future Fund that is intended to be a master fund in a master-feeder structure may not be, registered under the 1933 Act.

BAAM is a limited partnership organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BAIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Advisers Act. The Advisers are indirect wholly owned subsidiaries of The Blackstone Group L.P. (“Blackstone”). Blackstone is an alternative asset management company that specializes in private equity, real estate, credit, and marketable alternative investment. Blackstone maintains an asset management presence through direct and indirect, wholly-owned subsidiaries, including the Advisers. Each Blackstone asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Blackstone clients, including the Funds. The Advisers act as investment adviser or sub-adviser, as applicable, to registered investment companies or series thereof. The Advisers together had approximately $9.57 billion of registered investment company assets under management as of February 1, 2019. The Advisers are under common control by virtue of having the same ultimate parent company, Blackstone. Any Adviser that serves as investment adviser to an Applicant will be registered as an investment adviser under the Advisers Act.

Under the terms of each Adviser’s investment management agreement (collectively, “investment management agreements”) with a Company, the Adviser serves or will serve as investment adviser to each Fund, and to the extent applicable, oversees or will oversee the activities of all sub-advisers to the Fund (the “Sub-Advisers”). The Sub-Advisers, to the extent they are used by a Fund, perform or will perform their work pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the Adviser. Every current or future Sub-Adviser will be registered under the Advisers Act or not subject to registration.

To the extent Funds participate as potential borrowers and/or lenders in the InterFund Program, each such Fund’s fundamental and non-fundamental policies permit, or will permit, borrowing and/or lending, as applicable. The amount of permitted temporary borrowings varies with each individual Fund, but in no case exceeds the amount permitted under the 1940 Act (including the rules, regulations and any orders obtained thereunder).

Subject to the general oversight of the Boards, the applicable Adviser and, to the extent applicable, a Fund’s Sub-Adviser has the discretion to purchase and sell securities and manage the short-term cash positions for the Funds in accordance with their investment policies, objectives, and strategies.

B.	Current Lending and Borrowing Practices

At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term money market instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. Certain Funds may borrow for investment purposes; however, the Funds will not borrow from the InterFund Program for the purposes of leverage.4

Blackstone Alternative Multi-Strategy Fund (“BAMSF”), a series of BAIF, has a secured revolving borrowing facility (the “Credit Facility”) with State Street Bank and Trust Company in an aggregate principal amount of up to $60,000,000, subject to a maximum loan value of not more than 25% of the Fund’s net asset value. The Credit Facility terminates on January 27, 2020, unless otherwise extended or renewed. The Credit Facility may be used for temporary or emergency purposes, including, without limitation, funding of redemptions that otherwise might require the untimely disposition of securities. The amount of borrowing under the Credit Facility is limited by the terms specified in the Credit Facility agreements, and/or other policies of the applicable Fund and Section 18 of the 1940 Act. BAMSF pays upfront fees and commitment fees on the aggregate commitment amount, and if BAMSF borrows pursuant to the Credit Facility, it pays interest on any borrowing at a variable rate.

The Funds do not currently intend to terminate their current borrowing arrangements if the relief requested herein is granted, but expect to renegotiate changes to the size or terms of such arrangements from time to time depending on prevailing conditions. Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at rates or spreads significantly in excess of current rates. The Funds also have an informal overdraft arrangement with their custodian. Applicants expect that custodian overdrafts will remain available if any order requested by this Application is granted.

C.	Consideration by each Fund’s Board and/or Adviser

Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Board of each Fund has determined that it is prudent to add a new inter-Fund option to borrow money in case of an unexpected volume of redemptions or an unanticipated cash shortfall due to settlement failures. On any given day some of the Funds may hold significant cash positions. As a result, each Fund’s Board has concluded that the ability to lend and borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit both the lender and borrower. In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.

If Funds that experience a cash shortfall were to borrow under a Credit Facility (or another credit facility or borrowing arrangement), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other short-term money market instruments. The difference between the higher rate paid on a borrowing and what a bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the intermediary between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

[4]	The Funds that do not borrow for investment purposes may, nevertheless, engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.

D.	The InterFund Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Program (an “InterFund Loan”). While bank borrowings (including the Credit Facility) and/or custodian overdrafts generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails” or similar operational needs for cash, under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those typically paid under short-term loans offered by banks or custodian overdrafts. Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments of equivalent creditworthiness. Thus, the proposed InterFund Program would benefit both borrowing and lending Funds. Although the proposed InterFund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to establish, continue and/or use lines of credit or other borrowing arrangements with banks.

It is anticipated that the InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when a Fund’s shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Fund in connection with the periodic re-balancing of their individual investment portfolios, and that Fund has insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments). However, redemption requests for the Funds normally are satisfied promptly upon receipt.5 The InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the InterFund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security or pay expenses using the proceeds anticipated to be received with respect to securities sold but which have been delayed due to the “sales fail.” In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

To the extent that Funds participate in the InterFund Program, such Funds are, or will be, eligible to participate in the InterFund Program as borrowers and/or lenders. The requested order will not permit closed-end Funds to participate in the Interfund Program as borrowers; however, closed-end Funds would be eligible to participate as lenders. The Money Market Funds, if any, typically would not participate as borrowers under the InterFund Program.

[5]

Although a significant amount of redemption requests for the Funds normally are satisfied promptly upon receipt, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances to the extent permitted by law.

The interest rate charged by the lending Funds to borrowing Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Program Team (as defined below) and will consist of the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below. The “Repo Rate” would be the highest current overnight repurchase agreement rate available to a lending Fund. The “Bank Loan Rate” for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by each Fund’s Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board. In addition, each Fund’s Board periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by each Fund’s Board of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’ short-term needs. The InterFund Loan Rate would be the same for all borrowing and lending Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Advisers’ administrative and other personnel (the “InterFund Program Team”), which may include one or more investment professionals, including individuals involved in making investment decisions regarding short-term investments in the Money Market Funds, if any (“Money Market portfolio managers”), will administer the InterFund Program.6 No portfolio manager of any Fund (other than Money Market portfolio managers, if any) will serve as a member of the InterFund Program Team.7 Based on information it receives from various sources and without consultation with portfolio managers, each Fund’s custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day. Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position. The program’s activities will be monitored by the Funds’ chief compliance officer. An InterFund Loan will be made only if the InterFund Loan will be in the best interest of both the lending and borrowing Funds. The InterFund Loan Rate will never be (i) less favorable to the lending Fund than the Repo Rate or (ii) less favorable to the borrowing Fund than the Bank Loan Rate. Thus, no InterFund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

[6]

At present, it is anticipated that the InterFund Program Team will consist of employees of the Advisers’ Product, Legal, Compliance, Asset Management Operations, Fund Administration and Risk departments, and may include one or more investment professionals from the Advisers and/or their affiliates. The members of the InterFund Program Team may change from time to time.

[7]

Applicants believe that including Money Market portfolio managers, if any, in the InterFund Program Team will aid in the operation of the InterFund Program Team because of their expertise in short-term fixed-income investments including repurchase agreements. Any Money Market portfolio manager on the InterFund Program Team will be able to assist the InterFund Program Team in evaluating the options available for the Funds that need to borrow money and assist in determining whether or not it is in the Funds’ best interests to utilize an InterFund Loan or an alternative source of liquidity (for a borrowing Fund) or to invest in short-term instruments (for a lending Fund).

On any day when a Fund needs to borrow money, the InterFund Program Team will consider the cash positions and borrowing needs of all Funds. Under the proposed InterFund Program, the portfolio managers for each participating Fund, who would be employees of the relevant Adviser or Sub-Adviser, would have the ability to provide standing instructions to participate daily as a borrower or lender. The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. The InterFund Program Team will also consider how much lending revenue each Fund has earned and attempt to allocate lending across all Funds that may make InterFund Loans in an equitable fashion. If there is not enough cash available from lending Funds to meet all borrowing needs of borrowing Funds, the InterFund Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

The InterFund Program Team will allocate borrowing demand and cash available for lending and borrowing among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The InterFund Program Team will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate. To ensure the InterFund Program will not interfere with an investment program, portfolio managers may elect for their Funds not to participate in the InterFund Program for whatever amount of time they believe necessary to complete the investment program. The InterFund Program Team will honor the election, and the applicable Adviser or Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Program in accordance with established operating procedures.

Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than a Money Market portfolio manager, if any, acting in his or her capacity as a member of the InterFund Program Team). The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a Money Market portfolio manager who is a member of the InterFund Program Team has access to loan demand data). After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The InterFund Program Team, on behalf of the Advisers, will (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate.

The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program. This means the InterFund Program Team will not collect any additional fees in connection with the administration of the InterFund Program (i.e., they will not collect: standard pricing, record keeping, book-keeping or accounting fees in connection with the InterFund Program). The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility, none of which would be paid to an Adviser. Such costs and fees would be no higher than those applicable for comparable bank loan transactions. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by each Fund’s Board, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis.

Each Fund’s fundamental investment restrictions and/or non-fundamental policies limit (or will limit) borrowings to no more than is permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff. Currently, the 1940 Act permits the Funds to borrow money in amounts of up to one-third of the Funds’ total assets from banks for any purpose, and to borrow up to 5% of the Funds’ total assets from banks or other lenders for temporary purposes. The InterFund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis. Under current investment restrictions and/or non-fundamental policies, each Fund’s lending activities are also limited. The Funds may only lend to the extent currently permitted by the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff, or to a lesser extent as set forth in their respective registration statements. Prior to a Fund making any loan or borrowing under the InterFund Program, the Adviser to the Fund will seek approval of shareholders of the Fund to the extent necessary to change restrictions to allow borrowing and lending pursuant to the InterFund Program. Amounts borrowed by each Fund, including any amount borrowed through the InterFund Program, must be consistent with the restrictions and/or policies applicable to each Fund at the time of the borrowing. The InterFund Program Team will verify with a portfolio manager of a borrowing Fund that a borrowing Fund must have receivables, assets that mature or liquid assets that will be sold so that the duration of any borrowings made under the InterFund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Program. In addition, amounts borrowed through the proposed InterFund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan. The Funds will not borrow from the proposed InterFund Program for leverage purposes.

No Fund may participate in the InterFund Program unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the InterFund Program in its registration statement on Form N-1A or, in the case of a closed-end fund, in its registration statement on Form N-2 or shareholder reports; and (iii) the Fund’s participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV. STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V. REQUEST FOR ORDER

In connection with the InterFund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.	Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.

On each business day when an InterFund Loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by the open-end Fund’s fundamental restriction or non-fundamental policy.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or accumulation unit value (collectively, “net asset value”) or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.

No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10.	Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the InterFund Program must be consistent with its investment objectives, policies, limitations, and organizational documents.

12.

The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager (other than a Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team). All allocations will require the approval of at least one member of the InterFund Program Team who is a high level employee and is not a Money Market portfolio manager. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a Money Market portfolio manager has access to loan demand data). The InterFund Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.

The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board of each Fund concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.

Each Fund’s Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Board of each Fund in connection with the review required by conditions 13 and 14.

16.

In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans.[8] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.

The Advisers will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Program, the Advisers will report on the operations of the InterFund Program at the Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the InterFund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item G.1.a.v of Form N-CEN as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

[8]	If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

a.	that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

b.	compliance with the collateral requirements as set forth in the Application;

c.	compliance with the percentage limitations on interfund borrowing and lending;

d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and

e.	that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-CEN or any superseding form.

18.

No Fund will participate in the InterFund Lending Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in the relevant Company’s registration statement on Form N-1A (or any successor form adopted by the Commission), or, in the case of a closed-end Fund, the Company’s registration statement on Form N-2 (or any successor form adopted by the Commission) or shareholder reports, all material facts about the Fund’s intended participation.

VI. SUPPORT OF THE EXEMPTION

A.	Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application: e.g., Blackrock Funds, et al., Investment Company Act Release Nos. 32209 (Aug. 8, 2016) (notice), and 32252 (Sept. 6, 2016) (order) (the “Blackrock Order”); Legg Mason Global Asset Management Trust, et al., Investment Company Act Release Nos. 32300 (Oct. 3, 2016) (notice), and 32354A (Nov. 7, 2016) (order) (the “Legg Mason Order”); Virtus Alternative Solutions Trust, et al., Investment Company Act Release Nos. 32398 (Dec. 21. 2016) (notice), and 32425 (Jan. 18, 2017) (order) (the “Virtus Order”); Neuberger Berman Investment Advisers LLC, et al., Investment Company Act Release Nos. 32513 (Feb. 27, 2017) (notice), and 32578 (Mar. 28, 2017) (order) (the “Neuberger Berman Order”); Victory Portfolios, et al., Investment Company Act Release Nos. 32519 (Mar. 2, 2017) (notice), and 32577 (Mar. 28, 2017) (order) (the “Victory Order”); AB Bond Fund Inc., et al., Investment Company Act Release Nos. 32540 (Mar. 22, 2017) (notice), and 32600 (Apr. 18, 2017) (order) (the “AB Bond Fund Order”); TIAA-CREF Funds, et al., Investment Company Act Release Nos. 32779 (Aug. 15, 2017) (notice), and 32814 (Sept. 12, 2017) (order) (the “TIAA-CREF Order”); AQR Funds, et al., Investment Company Act Release Nos. 32821 (Sept. 18, 2017) (notice), and 32863 (Oct. 19, 2017) (order) (the “AQR Order”); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 32998 (Jan. 30, 2018) (notice), and 33036 (Feb. 27, 2018) (order) (the “Columbia Order”); Franklin Alternative Strategies Funds, et al., Investment Company Act Release Nos. 33095 (May 10, 2018) (notice), and 33117 (Jun. 5, 2018) (order) (the “Franklin Order”); and Eaton Vance Growth Trust, et al., Investment Company Act Release Nos. 33447 (April 15, 2019) (notice), and 33473 (May 13, 2019) (order) (the “Eaton Vance Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their applications on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing Funds can pledge their securities as contemplated by Applicants’ proposed condition of Exemption 5. The Blackrock Order, Legg Mason Order, Virtus Order, Neuberger Berman Order, Victory Order, AB Bond Fund Order, TIAA-CREF Order, AQR Order, Columbia Order, Franklin Order, and Eaton Vance Order also each grant relief from Section 17(a)(2), as would the present Application.

B.	Statements in Support of Application

The proposed InterFund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of fees under the investment management agreements with each Fund, the Advisers have no pecuniary or other stake in the InterFund Program.

Before the Funds participate in the proposed InterFund Program, the Independent Board Members will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the proposed InterFund Program and conclude that participation in the proposed InterFund Program would be in the best interests of the Funds. The Independent Board Members of any Fund that determines to participate in the proposed InterFund Program in the future would be required to make a similar determination before such Fund could participate in the proposed InterFund Program. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the InterFund Program as required by condition 14, the Board of each Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

The significant benefits to be derived from participation in the InterFund Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. InterFund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the InterFund Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed InterFund Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Program.

The InterFund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

A Fund will be able to borrow under the InterFund Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis. A Fund could borrow under the InterFund Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its total assets. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds. It is anticipated that the Money Market Funds, if any, would (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser. In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the InterFund Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. In the event an InterFund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund and would receive no additional compensation in connection with the InterFund Program. This means the InterFund Program Team will not collect any additional fees in connection with the administration of the InterFund Program (i.e., they will not collect: standard pricing, record keeping, book-keeping or accounting fees in connection with the InterFund Program). The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility, none of which would be paid to an Adviser. Such costs and fees would be no higher than those applicable for comparable bank loan transactions.

The InterFund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the InterFund Program, the Funds would not negotiate interest rates between themselves and neither the applicable Adviser nor the InterFund Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Fund’s Board which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the InterFund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Program Team. As discussed above, the InterFund Program Team will accumulate data at least once on each business day on each Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The InterFund Program Team operates and would continue to operate independently of the Funds’ portfolio managers (other than any Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team). The InterFund Program Team would not solicit cash for the InterFund Program from any Fund or disseminate borrowing demand data to any portfolio managers (except to the extent that a Money Market portfolio manager who is a member of the InterFund Program Team has access to demand data). The InterFund Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the InterFund Program Team. No portfolio manager (other than a Money Market portfolio manager acting in his or capacity as a member of the InterFund Program Team) would be able to influence the allocation of loans by the InterFund Program Team.9 All allocations made by the InterFund Program Team will require the approval of at least one member of the InterFund Program Team who is a high level employee and is not a Money Market portfolio manager. The InterFund Program Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans. Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

In addition, Applicants believe it would be appropriate to include the Money Market portfolio managers, if any, on the InterFund Program Team for the following reasons. First, Applicants do not believe that the position of the Money Market portfolio manager on the InterFund Program Team would subject him or her to influence from other portfolio managers regarding his or her determination of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate. With the exception of the Money Market Funds, if any, the Money Market portfolio managers, if any, would have no discretion as to the amount of cash in the Funds’ portfolios and no interest in the investment return of such portfolios—this responsibility is that of the portfolio manager of each Fund. Allocation of any Money Market Fund’s investment portfolio to excess cash is not an issue, since a Money Market Fund’s investments would be invested in short-term instruments pursuant to Rule 2a-7 under the 1940 Act.

[9]

If a Money Market portfolio manager is a member of the InterFund Program Team, such Money Market portfolio manager would participate in the team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the InterFund Program Team.

Similarly, the position of a Money Market portfolio manager, if any, on the InterFund Program Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash. Typically, the Money Market Funds, if any, would only participate in the proposed InterFund Program as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes. Since it is expected that there would generally be more uninvested cash available for lending than borrowing demand each day, there would be no incentive for a Money Market portfolio manager to encourage the portfolio managers of the other Funds to make more cash available for InterFund Loans.

Finally, the Money Market portfolio managers, if any, would not have sole discretion for allocating loans through the proposed InterFund Program. Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds. In addition, the procedures would require that all allocations be approved by at least one member of the InterFund Program Team who is a high level employee, other than a Money Market portfolio manager. Such approval should serve as an independent check on the Money Market portfolio managers.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

BAAM or BAIA is the investment adviser of each Fund, the members of the Boards are the same for the Funds, the Funds share many of the same principal officers, and in the future, newly organized Funds may have the same Board members and many of the same principal officers as the currently existing Funds. Although the power of the Board members, managers and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of Board members, managers and/or officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having BAAM or BAIA, as applicable, as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the InterFund Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement and investment restrictions, policies and limitations of the respective Funds eligible to participate in the InterFund Program. If and to the extent necessary, certain Funds may seek shareholder approval of any changes in their fundamental investment limitations necessary to allow their participation in the InterFund Program if the relief requested herein is granted.

3.	The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund. Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. A Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed InterFund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in short-term investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would disclose all material information regarding the InterFund Program in its registration statement as long as the Fund participates in the InterFund Program.

The InterFund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Advisers, through the InterFund Program Team members, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through short-term repurchase agreements or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed InterFund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act. Furthermore, Applicants submit that the proposed InterFund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed InterFund Program is to provide economic benefits for all the participating Funds and their shareholders. The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the InterFund Program. There would be no duplicative costs or fees to the Funds or their shareholders.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.10 For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Program would not involve overreaching or an unfair advantage. Furthermore, the InterFund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed InterFund Program would be on terms that are no less advantageous than that of other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Program (because the lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….” Applicants seek exemption from this provision only to the limited extent necessary to allow an open-end Fund to borrow through the InterFund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing open-end Fund. Collateralized borrowings under the InterFund Program would require at least a three to one ratio of asset coverage to debt. The open-end Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the open-end Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the open-end Funds to borrow from other Funds pursuant to the proposed InterFund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.11

[10]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.
[11]

Applicants acknowledge that the issuance of InterFund Loans may be subject to other regulatory requirements in addition to the 1940 Act, including the Federal Reserve Board’s Regulation U. Applicants will comply with any such requirements, to the extent applicable.

VII. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the InterFund Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as follows:

James Hannigan, Esq.

Blackstone Alternative Investment Advisors LLC

345 Park Avenue, 29th Floor

New York, New York 10154

Applicants further state that all written or oral communications concerning this Application should be directed to:

Ryan Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(202) 636-5500

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorization required by Rule 0-2(c) under the 1940 Act is included in this Application as Exhibits A-2 through A-4. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibits B-1 through B-3.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 5th day of September, 2019 except as otherwise noted.

EACH INVESTMENT COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ Natasha Kulkarni
Name:	Natasha Kulkarni
Title:	Secretary

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	General Counsel

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	General Counsel

Exhibit Index

Exhibit No.

A-1 Schedule of Investment Companies

A-2 Authorizing Resolutions of the Companies

A-3 Authorization of Blackstone Alternative Asset Management, L.P.

A-4 Authorization of Blackstone Alternative Investment Advisors LLC

B-1 Verification of the Investment Companies

B-2 Verification of Blackstone Alternative Asset Management L.P.

B-3 Verification of Blackstone Alternative Investment Advisors LLC

Exhibit A-1

SCHEDULE OF INVESTMENT COMPANIES

Open-End Funds

Blackstone Alternative Investment Funds (“BAIF”)

Closed-End Funds

Blackstone Alternative Alpha Fund (“BAAF”)

Blackstone Alternative Alpha Fund II (“BAAF II”)

Blackstone Alternative Alpha Master Fund (“BAAF Master”)

Exhibit A-2

AUTHORIZING RESOLUTIONS OF THE COMPANIES

Resolutions Adopted by the Board of each Company:

WHEREAS, the Board of Trustees (the “Board”) of the Company has determined to seek an exemptive order from the Securities and Exchange Commission (the “SEC”) that would permit the Company (or each series thereof) (each, a “Fund”) to engage in interfund lending.

NOW, THEREFORE, BE IT

RESOLVED, that the Board hereby authorizes and empowers the appropriate officers of the Company, with the assistance of counsel, to prepare and file with the SEC an application, and any and all amendments thereto (the “Application”), requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Company that will allow each Fund, as applicable, to engage in interfund lending, in a form satisfactory to such officers of and counsel to the Company, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and it is

FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and empowered to file with the SEC any amendments to the Application in such form as they, with the advice of counsel, deem necessary or appropriate; and it is

FURTHER RESOLVED, that the appropriate officers of the Company are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions, the execution and filing of such Application and any amendment thereto or taking of such actions to be conclusive evidence of the Board’s approval.

Exhibit A-3

AUTHORIZATION OF BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Peter Koffler, in the capacity as General Counsel of Blackstone Alternative Asset Management L.P., states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Blackstone Alternative Asset Management L.P. pursuant to the general authority as General Counsel of Blackstone Alternative Asset Management L.P.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	General Counsel

Exhibit A-4

AUTHORIZATION OF BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Peter Koffler, in the capacity as General Counsel of Blackstone Alternative Investment Advisors LLC, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Blackstone Alternative Investment Advisors LLC pursuant to the general authority as General Counsel of Blackstone Alternative Investment Advisors LLC.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	General Counsel

Exhibit B-1

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated September 5, 2019, for and on behalf of each investment company listed in Exhibit A-1 to the Application; (ii) that she is Secretary of each such investment company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EACH INVESTMENT COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ Natasha Kulkarni
Name:	Natasha Kulkarni
Title:	Secretary

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated September 5, 2019, for and on behalf of Blackstone Alternative Asset Management L.P.; (ii) that he is General Counsel of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

By:	/s/ Peter Koffler
Name:	Peter Koffler
Title:	General Counsel

Exhibit B-3

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated September 5, 2019, for and on behalf of B-3 Verification of Blackstone Alternative Investment Advisors LLC; (ii) that he is General Counsel of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By:	/s/ Petter Koffler
Name:	Peter Koffler
Title:	General Counsel

Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

September 5, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Erin Loomis Moore

Re:	Blackstone Alternative Alpha Fund et al.

File No. 812-15021

Ladies and Gentleman:

On behalf of Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Fund II, Blackstone Alternative Alpha Master Fund, Blackstone Alternative Investment Funds, Blackstone Alternative Asset Management L.P. and Blackstone Alternative Investment Advisors LLC (together, the “Applicants”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) an Amended and Restated Application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption under Section 6(c) of the 1940 Act granting an exemption from Sections 18(f) and 21(b) of the Act, under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder permitting certain joint arrangements and transactions (the “Amended Application”). The Amended Application includes revisions in response to the Staff’s comments in its letter dated August 14, 2019 (the “Comment Letter”).

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of the Amended Application. Unless otherwise defined below, terms defined in the Amended Application and used below shall have the meanings given to them in the Amended Application. The responses and information described below are based upon information provided to us by the Applicants.

Securities and Exchange Commission	September 5, 2019

1.	Please insert File No. 812-15021 on the cover page of the application and on page 3.

Response:

The Applicants have revised the cover page and page 3 of the Amended Application in response to this comment.

2.	In Section I:

a. In the final sentence of the first paragraph on page 4, please replace “All Funds” with “All entities” and “any other Fund” with “any other entity”.

Response:

The Applicants have revised the disclosure in the final sentence of the first paragraph on page 4 of the Amended Application in response to this comment.

b. Please delete the last two sentences in footnote 2 on page 4 and retain, as appropriate, the penultimate sentence in the first paragraph on page 4 and related footnote that was deleted in the precedent application regarding money market funds.

Response:

The Applicants have deleted the last two sentences in footnote 2. None of the Applicants are Money Market Funds. The Applicants have retained the penultimate sentence and related footnote but have clarified that none of the existing Funds is a Money Market Fund.

3.	In Section III:

a. In the fifth sentence of the first paragraph on page 5, after “each such series” please insert “and any future series.”

Response:

The Applicants have revised the disclosure on page 5 of the Amended Application in response to this comment.

b. The final sentence of the carryover paragraph at the top of page 9 states “The Money Market Funds, if any, typically would not participate as borrowers under the InterFund Program,” and in Section VI, the second sentence of the third full paragraph on page 22 states “Typically, the Money Market Funds would only participate in the proposed InterFund Program as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes.” However, footnote 2 on page 4 states that “None of the existing Funds is a Money Market Fund, but if Money Market Funds rely on this relief in the future, they will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions.”

Please reconcile the above statements as well as any other similar statements in the application.

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Securities and Exchange Commission	September 5, 2019

Response:

The Applicants have reconciled the above statements and similar statements in the Amended Application in response to this comment.

c. If the revised application will contemplate the participation of money market funds either as lenders or borrowers, supplementally please describe the treatment of Interfund Loans under rule 2a-7 (e.g., with respect to determining that a loan presents minimal credit risk) where a money market fund is either a lender or borrower.

Response:

The Applicants expect, based on current guidance, that if money market funds were to participate as either borrowers or lenders under the revised application, such money market funds would only participate if the Interfund Loan is considered an “eligible security” under rule 2a-7(a)(11)(i). The money market fund would participate in the Interfund Loan if the fund’s Board determines that the loan presents minimal credit risks to the fund after considering certain factors, which include an analysis of the capacity of the security’s issuer or guarantor. The analysis would include, to the extent appropriate, consideration of the following factors with respect to the security’s issuer or guarantor:

•	Financial condition;

•	Sources of liquidity;

•	Ability to react to future market-wide and issuer- or guarantor-specific events, including ability to repay debt in a highly adverse situation; and

•	Strength of the issuer’s or guarantor’s industry within the economy and relative to economic trends, and issuer’s or guarantor’s competitive position within its industry.

d. The second sentence of footnote 5 on page 9 states that “At present, it is anticipated that one or more Money Market portfolio managers will be included on the InterFund Program Team.” However, we note that footnote 2 on page 4 states that “None of the existing Funds is a Money Market Fund . . . .”

Please reconcile language in footnote 5 with statements elsewhere that none of the existing Funds is a Money Market Fund.

Response:

The Applicants have deleted the disclosure in footnote 5 on page 9 of the Amended Application in response to this comment.

e. In the final paragraph on page 11, please replace (ii) with:

(ii) the Fund has fully disclosed all material information concerning the InterFund Program in its registration statement on Form N-1A or, in the case of a closed-end fund, in its registration statement on Form N-2 or shareholder reports;

Response:

The Applicants have revised the disclosure on page 11 of the Amended Application in response to this comment.

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Securities and Exchange Commission	September 5, 2019

4.	In Section V:

a. In the first sentence of condition number 12 on page 15, please delete “if any”.

Response:

The Applicants have revised the disclosure on page 15 of the Amended Application in response to this comment.

b. In the last sentence of condition number 17 on page 16, please replace “filed pursuant to Item G.1.a.iii of” with “in”.

Response:

The Applicants have revised the disclosure on page 16 of the Amended Application in response to this comment.

c. In condition number 18 on page 16, please replace the entire condition with:

No Fund will participate in the InterFund Lending Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in the relevant Company’s registration statement on Form N-1A (or any successor form adopted by the Commission), or, in the case of a closed-end Fund, the Company’s registration statement on Form N-2 (or any successor form adopted by the Commission) or shareholder reports, all material facts about the Fund’s intended participation.

Response:

The Applicants have revised the disclosure on page 16 of the Amended Application in response to this comment.

5.	Please update the relevant precedents cited in the application, as applicable.

Response:

The Applicants have revised the Amended Application in response to this comment.

*    *    *    *    *    *     *    *

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Securities and Exchange Commission	September 5, 2019

Please do not hesitate to call me at (202) 636-5806 or Rajib Chanda at (202) 636-5543 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP James Hannigan, Blackstone Alternative Investment Advisors LLC

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